Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IAMGold
IAMGold Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: May 27, 2004

GOLDEN STAR ANNOUNCES PROPOSAL FOR COMBINATION WITH IAMGOLD

(May 27, 2004) – Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) announced today that it has proposed a business combination with IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG) whereby shareholders of IAMGold would receive 1.15 Golden Star common shares for each IAMGold common share, being a premium of 13% to IAMGold shareholders based on the closing market prices for the common shares of IAMGold and Golden Star on the Toronto Stock Exchange on May 27, 2004.

A transaction would be conditional, among other things, on Golden Star having had an opportunity to perform due diligence on IAMGold to confirm that there is nothing material and adverse from what is disclosed in publicly available documents (which due diligence is expected to be completed in short order once Golden Star receives full access to necessary materials) and receiving appropriate levels of support from IAMGold’s directors and shareholders. The transaction would also be subject to regulatory approval.

“We believe that the proposed business combination between Golden Star and IAMGold is more beneficial to IAMGold and its shareholders than the previously announced combination between IAMGold and Wheaton River Minerals Ltd. which is scheduled to be voted upon by the shareholders of those companies on June 8, 2004” said Peter Bradford, President and Chief Executive Officer of Golden Star. The proposed business combination between Golden Star and IAMGold would result in a combined company with the following attributes:

•	a new, unhedged intermediate gold producer focused on West Africa;

•	growing production of approximately 800,000 ounces in 2005 and beyond;

•	potential synergies resulting in cost savings estimated at approximately US$8 million annually;

Golden Star Resources Ltd.	PR04-13 Page 1 of 4

•	a strong balance sheet with approximately US$200 million in cash and cash equivalents; and

•	an experienced management team with a history of successfully acquiring, constructing and operating gold mining assets in West Africa.

In addition, Golden Star believes that the proposed combination would be accretive to both IAMGold and Golden Star.

Golden Star has indicated that it would be pleased to meet with the Board of Directors of IAMGold at its earliest convenience to discuss the proposed combination and its benefits for IAMGold’s shareholders.

In a press release issued today, Coeur d’Alene Mines Corporation (“Coeur d’Alene”) announced that it has proposed a business combination with Wheaton River Minerals Ltd. (“Wheaton River”).

Golden Star has entered into an agreement today with Coeur d’Alene pursuant to which Golden Star and Coeur d’Alene have agreed that, in the event of the completion of both the Golden Star combination with IAMGold and the Coeur d’Alene combination with Wheaton River, the break fees, if both payable under the agreements between IAMGold and Wheaton River, will be netted such that Coeur d’Alene will pay to Golden Star a fee of US$26 million on the terms and conditions set out in the agreement.

Golden Star’s financial advisors are BMO Nesbitt Burns Inc.

Conference Call and Simultaneous Webcast

A conference call and simultaneous webcast are scheduled for Friday, May 28, 2004 at 8:00 a.m. Toronto time.

Call-in numbers:	North America toll-free: 800-299-8538
International: 617-786-2902
Passcode: 394 52332

Webcast:	www.gsr.com or through CCBN’s Investor Distribution Network, or at www.companyboardroom.com

A replay of these conference calls will be available from 10:00 a.m. Toronto time on Friday May 28, 2004 until June 28, 2004.

Replay numbers:	North America toll-free: 888-286-8010
International: 617-801-6888
Passcode: 434 90897

Golden Star Resources Ltd.	PR04-13 Page 2 of 4

An investor presentation summarizing this transaction will be available on Golden Star’s website at www.gsr.com immediately preceding the conference call at 8:00 a.m. Toronto time on Friday May 28, 2004.

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines are located in Ghana in the immediate vicinity of two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground mine in Ghana as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements
 Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the transaction. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Golden Star plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4, and expects to mail an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION

Golden Star Resources Ltd.	PR04-13 Page 3 of 4

STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado USA 80127-6312, telephone no. (303) 830-9000.

For further information please contact:

GOLDEN STAR RESOURCES LTD.

Peter Bradford, President and Chief Executive Officer
+1 303 894 4613

Allan Marter, Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith, Vice President Corporate Development
+1 303 894 4622

Golden Star Resources Ltd.	PR04-13 Page 4 of 4